SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 47)
TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
893617-20-9

(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS American Realty Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

	7	SOLE VOTING POWER 922,737

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 922,737
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS Transcontinental Realty Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 1,200,000

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 1,200,000
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS American Realty Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,492,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS EQK Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 3,448,956

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 3,448,953
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,369,463

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS Basic Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 920,507

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 920,507
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,507

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer
     This Amendment No. 47 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 46 (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons”. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.
     This Amendment No. 47 to Schedule 13D is being filed to reflect the acquisition by one of the Reporting Persons (Transcontinental Realty Acquisition Corporation) of 45,000 Shares from another entity and a deposition by sale to another entity by two of the Reporting Persons, Transcontinental Realty Acquisition Corporation of 58,226 Shares and EQK Holdings, Inc. of 206,945 Shares, each transaction at a price of $6.49 per Share. See Item 5(c) below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation (“ART”), American Realty Investors, Inc. a Nevada corporation (“ARL”), EQK Holdings, Inc., a Nevada corporation (“EQK”), Transcontinental Realty Acquisition Corporation, a Nevada corporation(“TCI AcqSub”) and Basic Capital Management, Inc., a Nevada corporation (“BCM”). BCM is a wholly owned subsidiary of EQK. EQK is a wholly owned subsidiary of ART. Each of TCI AcqSub and ART is a wholly owned subsidiary of ARL. ARL’s Common Stock is publically held and listed and traded on the New York Stock Exchange (“NYSE”). All of ART, ARL, EQK, BCM and TCI AcqSub are collectively referred to as the “Reporting Persons” and each have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is a wholly owned subsidiary of EQK, which is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL.
Item 3. Source and Amount of Funds or Other Consideration
     On December 30, 2010, pursuant to a Securities Transfer Agreement, TCI AcqSub acquired from another entity as a single block 45,000 Shares of Common Stock of TCI (less than 1% of the outstanding) at a price of $6.49 per Share, the closing price on the New York Stock Exchange (“NYSE”) on December 30, 2010, a total price of $292,050, which TCI AcqSUb paid by the issuance of its unsecured Promissory Note in the original principal amount of $292,050 bearing interest at six percent (6%) per annum due and payable on demand, or if no demand is made prior thereto, on December 30, 2013.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of November 1, 2010, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,113,669 Shares. As of December 31, 2010, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

	No. of Shares	Approximate %
Name	Owned Beneficially	Class
ART*	5,292,200	65.23%
ARL*†	6,492,200	80.02%
BCM*	920,507	11.35%
EQK*	3,448,956	53.85%
TCI AcqSub	1,200,000	14.79%

Totals	6,492,200	80.02%

*	BCM owns 920,507 Shares direct; BCM is a wholly owned subsidiary of EQK. EQK owns 3,735,545 Shares direct; EQK is a wholly owned subsidiary of ART. ART owns 922,737 Shares direct; ART is a wholly owned subsidiary of ARL. ARL does not hold direct ownership of any Shares.

†	1,200,000 shares are the same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL, ART, BCM and EQK may be deemed to beneficially own the number of Shares owned by ART, BCM and EQK and their respective subsidiaries described above; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

	Director of	No. of Shares		% of
Name of Director	Entity	Beneficially Owned		Class
Sharon Hunt	ARL	6,492,200	*†	80.02%
Ted R. Munselle	ARL	6,492,200	*†	80.02%
Henry A. Butler	ARL	6,492,200	*†	80.02%
Robert A. Jakuszewski	ARL	6,492,200	*†	80.02%
Daniel J. Moos	ART, BCM, EQK and TCI AcqSub	6,492,200	*†	80.02%
Gene S. Bertcher	ART, BCM, and TCI AcqSub	3,043,244	*†	37.51%

Total Units beneficially owned by Reporting Persons and individuals listed above:		6,492,200		80.02%

     (b) Each of the directors of BCM share voting and dispositive power over the 920,507 Shares held by BCM. The sole director of EQK has voting and dispositive power over the 3,448,956 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,200,000 Shares held by TCI AcqSub. Each of the directors of ART share voting and dispositive power over the 922,737 Shares held directly by ART.

     (c) During the 60 calendar days ended December 31, 2010, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as follows:
(i)	On December 30, 2010, TCI AcqSub acquired from another entity (Arcadian Energy, Inc.) as a single block 45,000 Shares of Common Stock of TCI at a price of $6.49 per Share (the closing price on the NYSE on December 30, 2010) by the issuance by TCI AcqSub of an unsecured Promissory Note in the original principal amount of $292,050 bearing interest at six percent (6%) per annum payable on demand, or if no demand occurs prior thereto, on December 30, 2013;

(ii)	On December 31, 2010, EQK sold to another entity (FRE Real Estate, Inc.) the beneficial interest in 206,945 shares of TCI Common Stock at a price of $6.49 per Share receiving in payment therefore an unsecured Promissory Note issued by such entity payable to the order of EQK in the original principal amount of $1,343,073.05 bearing interest at the rate of six percent (6%) per annum payable on demand, or if no demand occurs prior thereto, on December 31, 2013; and

(iii)	On December 31, 2010, TCI AcqSub sold to another entity (FRE Real Estate, Inc.) the beneficial interest in 58,226 Shares of Common Stock of TCI at a price of $6.49 per Share receiving in payment therefore an unsecured Promissory Note issued by such entity payable to the order of EQK in the original principal amount of $377,886.74 bearing interest at the rate of six percent (6%) per annum payable on demand, or if no demand occurs prior thereto, on December 31, 2013.
     (d) No person other than the Reporting Persons or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     EQK has made accommodation pledges, for loans to others, to Consolidated National Corporation (490,812 Shares), American Bank of Commerce (206,945 Shares), Merdahd ST (100,000 Shares), Robert Grubin (58,311 Shares) and Shinhan Bank (869,300 Shares).
     TCI AcqSub has also made accommodation pledges for loans to others to Bank Midwest (755,000 Shares), American Bank of Commerce (58,226 Shares) and Merdahd ST (400,000 Shares).
     BCM has also made an accommodation pledge for a loan to another entity to Bank Midwest of 418,207 Shares.
     ART has also made accommodation pledges for loans to others to Barbara and Anita Laken (71,079 Shares), Shillington (50,870 Shares) and Park Cities Bank (75,000 Shares).
     The remaining 1,460,478 Shares owned directly by EQK and 229,561 Shares owned directly by ART may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK and ART respectively. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 47 to Statement on Schedule 13D is true, complete and correct.

Dated: January 4, 2011.

AMERICAN REALTY TRUST, INC.		AMERICAN REALTY INVESTORS, INC.

By:	/s/ Daniel J. Moos	By:	/s/ Louis J. Corna

	Daniel J. Moos, President, Treasurer and Secretary		Louis J. Corna, Executive Vice President and Secretary

TRANSCONTINENTAL REALTY ACQUISITION CORPORATION		EQK HOLDINGS, INC.

By:	/s/ Louis J. Corna	By:	/s/ Daniel J. Moos

	Louis J. Corna, Vice		Daniel J. Moos, President,
	President and Secretary		Treasurer and Secretary

BASIC CAPITAL MANAGEMENT, INC.

By:	/s/ Louis J. Corna

Louis J. Corna, Vice
President and Secretary